**ANGLO AMERICAN**


RECEIVED
NOV 0 3 2006
213

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


06018287

27 October, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Press Release

- Appointment of new CEO – Cynthia Carroll – 24 Oct

Sharebuyback

- 16 - 30 October

Director/PDMR intererests

- Butterfield Trust – 20 Oct
- J N Wallington - 20 Oct

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 70 copies

11/9

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,043,778 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 16 October 2006 | 42,654 |
| 17 October 2006 | 81,832 |
| 18 October 2006 | 22,070 |
| 19 October 2006 | 61,500 |
| 20 October 2006 | 43,338 |

The Company was advised of these transactions on 20 October 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| D A Hathorn | A E Redman |
| R Médori | R J King |
| S R Thompson | P M Baum |
| A J Trahar | R Havenstein |
| | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington* |
| | D M Weston |

*Mr Wallington, (a PDMR) was connected with a transaction that took place on 20 October 2006 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement.

Nick Jordan
Company Secretary
20 October 2006

C:\Documents and Settings\CMarshall\Local Settings\Temporary Internet Files\OLK2\LSE trust notification - 20 10 06.doc

# Anglo American plc ("the Company")

## Director/PDMR's Interests

The Company announces that on 20 October 2006 Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| Number of Share Options | Option Strike Price | Share Sale Price |
|---|---|---|
| 10,000 | £9.28 | £24.47 |

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Nick Jordan
Company Secretary
20 October 2006


ANGLO
AMERICAN


SEC MAIL
PROCESSING
RECEIVED
NOV 0 3 2006
WASH, D.C.
213
SECTION

## News Release

**24 October 2006**

### Anglo American names Cynthia Carroll as new CEO

As previously announced, Tony Trahar intends to retire as Chief Executive Officer of Anglo American plc. Cynthia Carroll, currently President Alcan Primary Metal Group, will join the Anglo American Board in mid January 2007 and will succeed Tony Trahar as Chief Executive Officer on 1 March. Tony Trahar will step down from the board at the Annual General Meeting in April.

As President and Chief Executive Officer of Alcan's Primary Metal Group, Cynthia Carroll's responsibilities include all of Alcan's primary metal facilities, research and development, technology and power generation with 18,000 employees operating in 20 countries around the world. The Primary Metal Group today accounts for approximately $12 billion in turnover and 75% of Alcan's earnings.

Sir Mark Moody-Stuart, Chairman of Anglo American plc commented: "Cynthia Carroll has a very strong track record of improving operational performance, transforming culture, including improving safety performance, and of integrating and realising synergies from newly acquired assets. She has global experience of project management and of overseeing the development and commercialisation of leading-edge technologies. The Board have been impressed by her clear leadership and communication skills, her highly relevant hands-on operational experience and of her record of working with governments and other key stakeholders."

"It's an honour to take the helm at Anglo American," Cynthia Carroll said of her appointment. "Anglo American has a unique collection of assets, skilled and dedicated people, financial and technical strengths, and a strong underpinning of values and

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**For further information:**

London:
Nick von Schirnding
Tel: +44 207 968 8540

Edward Bickham
Tel: +44 207 968 8547

South Africa:
Daniel Ngwepe
Tel: +27 11 638 2267

**View interviews with Sir Mark Moody-Stuart and Cynthia Carroll:**
The interviews in video and text are available at: www.angloamerican.co.uk and www.cantos.com

**Pictures:**
High resolution images are available at: www.angloamerican.co.uk

**Notes to editors**

**Cynthia Carroll** has spent the last 18 years in the aluminium industry with Alcan. Her responsibilities have embraced mergers and acquisitions, divestitures, joint ventures, plant management, research and technology, energy, finance, marketing and commercial development, human resources and provincial and international government relations. Over this time she resided in the United States, Ireland, and Canada.

Prior to joining Alcan, Cynthia Carroll spent six years in gas and oil exploration, working in Colorado, Alaska, Wyoming, Utah, and Montana.

**Career Profile:**

- January 2002 – Present: President and Chief Executive Officer, Alcan Primary Metal
- October 1998 - December 2001: President, Alcan Bauxite, Alumina and Specialty Chemicals
- January 1996 to October 1998: Managing Director, Aughinish Alumina Limited
- October 1991 to December 1995: Vice President and General Manager, Alcan Foil Products

Buy out arrangements
Anglo American will compensate Cynthia Carroll for incentives forfeited at Alcan. This will be paid in a combination of an initial cash payment and forfeitable share awards, realisable over three years.

Executive shareholding target
A shareholding in Anglo American to the value of two times base salary within five years of appointment.

**Anglo American plc** is a global leader in mining with a unique portfolio of world class assets in attractive markets spread across the world covering platinum, diamonds, coal, ferrous and base metals, industrial minerals, paper and packaging and gold underpinned by considerable financial strength and technical expertise.

Anglo American has excellent growth potential supported by a $6.2 billion approved project pipeline.

The Group is geographically diverse, with operations in Africa, Europe, North and South America, Australia and Asia. Since listing in 1999, Anglo American has completed a significant number of company transforming transactions including acquisitions of $15 billion and disposals of $9.7 billion and the Group has a well defined strategy to increase focus on its core mining assets, drive internal efficiencies and deliver higher returns. Anglo American has a strong commitment to safety and the sustainable development of the communities where it operates.

For further information please visit: www.angloamerican.co.uk

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 27 October 2006 an independent company purchased 540,000 ordinary shares of the Company at prices between £23.23 and £23.75 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 750,000 of its ordinary shares on 27 October 2006 at prices between £23.37 and £23.89 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 31,216,396 ordinary shares in treasury, and has 1,510,437,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 31,879,964 ordinary shares, representing 2.11 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

G A Wilkinson
Deputy Secretary
Anglo American plc
30 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 26 October 2006 an independent company purchased 625,000 ordinary shares of the Company at prices between £23.72 and £24.32 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 350,000 of its ordinary shares on 26 October 2006 at prices between £23.64 and £24.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 30,466,396 ordinary shares in treasury, and has 1,511,552,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 30,889,964 ordinary shares, representing 2.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
27 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 25 October 2006 an independent company purchased 450,000 ordinary shares of the Company at prices between £23.84 and £24.16 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 30,116,396 ordinary shares in treasury, and has 1,511,902,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 30,714,964 ordinary shares, representing 2.03 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
26 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 24 October 2006 an independent company purchased 522,500 ordinary shares of the Company at prices between £23.44 and £23.75 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 490,000 of its ordinary shares on 24 October 2006 at prices between £23.50 and £23.81 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 30,116,396 ordinary shares in treasury, and has 1,511,902,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 30,264,964 ordinary shares, representing 2.00 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
25 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 October 2006 an independent company purchased 34,900 ordinary shares of the Company at £23.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 365,000 of its ordinary shares on 23 October 2006 at prices between £23.90 and £24.40 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 29,626,396 ordinary shares in treasury, and has 1,512,392,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,742,464 ordinary shares, representing 1.97 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
24 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 20 October 2006 an independent company purchased 50,100 ordinary shares of the Company at £23.94 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 420,000 of its ordinary shares on 20 October 2006 at prices between £23.91 and £24.55 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 29,261,396 ordinary shares in treasury, and has 1,512,392,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,707,564 ordinary shares, representing 1.96 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
23 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 19 October 2006 an independent company purchased 135,000 ordinary shares of the Company at prices between £23.67 and £23.91 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 369,000 of its ordinary shares on 19 October 2006 at prices between £23.64 and £24.47 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 28,841,396 ordinary shares in treasury, and has 1,512,812,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,657,464 ordinary shares, representing 1.96 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
20 October 2006

Anglo American plc ("Anglo American" or the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, Anglo American announces that on 18 October 2006 an independent company purchased 395,000 ordinary shares of Anglo American plc at prices between £23.67 and £23.96 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 28,472,396 ordinary shares in treasury, and has 1,513,181,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,522,464 ordinary shares, representing 1.95 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

G A Wilkinson
Deputy Secretary
Anglo American plc
19 October 2006

Anglo American plc ("Anglo American" or the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006 and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 330,000 of its ordinary shares on 17 October 2006 at prices between £23.64 and £24.40 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 28,472,396 ordinary shares in treasury, and has 1,513,181,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 2 October 2006 and in the announcement of 23 March 2006 together hold 29,457,464 ordinary shares, representing 1.95 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
18 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 13 October 2006 an independent company purchased 97,823 ordinary shares of the Company at prices between £23.45 and £23.74 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 275,000 of its ordinary shares on 13 October 2006 at prices between £23.40 and £23.99 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 27,692,396 ordinary shares in treasury, and has 1,513,961,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 29,127,464 ordinary shares, representing 1.92 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
16 October 2006

Anglo American plc ("Anglo American" or the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006 and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 450,000 of its ordinary shares on 16 October 2006 at prices between £24.20 and £24.47 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 28,142,396 ordinary shares in treasury, and has 1,513,511,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 2 October 2006 and in the announcement of 23 March 2006 together hold 29,127,464 ordinary shares, representing 1.92 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
17 October 2006